UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)

                               Sepracor Inc.
               -------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.10 par value
                   ----------------------------------
                     (Title of Class of Securities)


                               817315 10 4
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                            January 24, 1995
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817315 10 4

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent"))
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     904,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     904,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     904,381

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.85%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The Statement on Schedule 13D (the "Original Statement"), dated December 1, 1994, for the event which occurred on November 21, 1994, filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition") is hereby amended by this Amendment, dated March 1, 1995, to report the event which occurred on January 24, 1995 and to reflect certain changes in the information previously filed relating to the outstanding Common Stock, $.10 par value (the "Common Stock") of Sepracor Inc., a Delaware corporation ("Sepracor"), which has its principal executive offices at 33 Locke Drive, Marlborough, Massachusetts 01752.

     The entire Statement on Schedule 13D is hereby amended by deleting all references to AC Acquisition Corp. as AC Acquisition Corp. has been merged with and into American Cyanamid Company ("ACY") pursuant to the consummation of the Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition Corp. and American Cyanamid Company and is no longer in existence.

     Item 5 is hereby amended to add the following language after the first paragraph of Item 5 in the Original Statement:

     Parent, through ACY (a wholly owned subsidiary of Parent), sold the following shares of Common Stock in open market NASDAQ transactions on the dates and at the prices indicated:

          Trade Date     Shares Sold    Price
          ----------     -----------    -----
          January 11     50,000         $6.000
          January 11     10,000         $6.125
          January 11     50,000         $6.250
          January 11     20,000         $6.375
          January 12     15,000         $6.375
          January 13     15,000         $6.375
          January 16     10,000         $6.375
          January 17     10,000         $6.250
          January 24     65,000         $6.125
          January 25     75,000         $6.125
          January 26     10,000         $6.250
          January 26     30,000         $6.125
          January 30     75,000         $6.250
          January 31     10,000         $6.250
          February 1     50,000         $6.250
          February 3     80,000         $6.375
          February 7     70,000         $6.375
          February 9     20,000         $6.375
          February 10    75,000         $6.500
          February 13    20,000         $6.500
          February 14    15,000         $6.500

     As a result parent holds 904,381 shares of Common Stock representing approximately 4.85% of the outstanding Common Stock of Sepracor and Parent's percent ownership fell below 5% as of February 13, 1995.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  March 1, 1995

                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ John R. Considine
                              John R. Considine
                              Vice President-Finance

Executive Officers and Directors of
American Home Products Corporation
- ----------------------------------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.

EXECUTIVE OFFICERS            Position; Present Principal Occupation
- ------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.          Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Rene R. Lewin                 Vice President - Human Resources

E. Thomas Corcoran            Vice President

Thomas M. Nee                 Vice President - Taxes

David Lilley                  Vice President

William J. Murray             Vice President


DIRECTORS                     Position; Present Principal Occupation
- -----------                   --------------------------------------

Clifford L. Alexander, Jr.    President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

K. Roald Bergethon            Educational Consultant

Robert G. Blount              (as described above)

John W. Culligan              Retired November 1988;
                              former Chairman of the Board
                              and Chief Executive Officer of AHP
                              (from 1981 to 1986)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick               Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Edwin A. Gee                  Former Chairman and Chief
                              Executive Officer, International
                              Paper Company

Fred Hassan                   (as described above)

John P. Mascott               Chairman and CEO of The Continental
                              Corporation

Mary Lake Polan, M.D.         Department Chairman and Professor,
                              Stanford University School of Medicine

Robert W. Sarnoff             Director/Consultant

John R. Stafford              (as described above)

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley               President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue     Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)